                                 AMENDMENT NO. 3
                                  TO BYLAWS OF
                                  E*TRADE FUNDS

                                  July 14, 2003

     WHEREAS, pursuant to Article XI of the Bylaws of E*TRADE Funds ("Trust), the Board of Trustees of the Trust approved the amendment of Article III,
Section 3 and Article VII of the Bylaws;

     NOW THEREFORE, Article III, Section 3 of the Trust's Bylaws be, and it hereby is, replaced by the following:

          Section 3. Record Date for Meetings and Other Purposes. For the purpose of determining the Shareholders who are entitled to vote or act at any meeting or adjournment or postponement thereof, or to participate in any distribution, or for the purpose of any other action, the Trustees may from time to time close the transfer books for such period, not more than 90 days prior to the date of any such meeting of shareholders (excluding any adjournment or postponement thereof), as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not more than 90 days prior to the date of any such meeting of Shareholders (excluding any adjournment or postponement thereof) or distribution or other action as a record date for the determinations of the persons to be treated as Shareholders of record for such purposes, subject to the provisions of the Trust Instrument.

     Article VII of the Trust's Bylaws be, and it hereby is, replaced by the following:

                                   ARTICLE VII
                                   FISCAL YEAR

     The fiscal year of the Trust and any Series shall end on the specified date as established by the Board, provided, however, that the Trustees also may from time to time change the fiscal year of the Trust or any Series.